EXHIBIT 99.1

Vicinity Motor Corp. Receives Additional 180 Day Extension by Nasdaq to Regain Compliance with Minimum Bid Price Rule

VANCOUVER, BC – April 24, 2024 - Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LGA) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today announced that it received a letter from The Nasdaq Stock Market LLC (“Nasdaq”), dated April 23, 2024, notifying the Company that Nasdaq has determined that the Company is eligible for an additional 180 calendar day period to regain compliance with Nasdaq’s minimum US$1.00 bid price per share requirement for continued listing on The Nasdaq Capital Market as set forth under Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”), following the expiration on April 22, 2024 of the initial 180 calendar day period to regain compliance.

As previously disclosed, the Company was initially notified by Nasdaq on October 24, 2023 that the Company was not in compliance with the Bid Price Requirement for a period of 30 consecutive business days, and Nasdaq granted the Company a period of 180 calendar days, or until April 22, 2024, to regain compliance with the Bid Price Requirement.

As a result of the extension, the Company now has until October 21, 2024, to regain compliance with the Bid Price Requirement. To regain compliance, the Company’s common shares must have a closing bid price of at least US$1.00 per share for a minimum of 10 consecutive business days, at which point the matter will be closed.

The receipt of the letter from Nasdaq has no immediate effect on the listing or trading of the Company’s shares, which will continue to trade on The Nasdaq Capital Market under the symbol “VEV.” The Company will monitor the closing price for its common shares during the extended compliance period and intends to take all reasonable measures available to regain compliance under the Bid Price Requirement and to maintain the listing of its common shares on The Nasdaq Capital Market.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LGA) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, as well as the VMC 1200 electric truck to the transit and industrial markets. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@vicinitymotor.com

Investor Relations Contact:
Lucas Zimmerman
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, production prospects at Vicinity’s assembly facility in the State of Washington, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.